United States securities and exchange commission logo





                          October 19, 2022

       Donna Lowery
       Chief Financial Officer
       The First Bancshares, Inc.
       6480 U.S. Hwy. 98 West
       Hattiesburg, Mississippi 39402

                                                        Re: The First
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 11,
2022
                                                            File No. 333-267829

       Dear Donna Lowery:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance